Confidential Treatment Requested by Atour Lifestyle Holdings Limited

May 22, 2023

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atour Lifestyle Holdings Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of our client, Atour Lifestyle Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed registered secondary offering by Legend Capital (the “Proposed Offering”) in the United States of the Company’s Class A ordinary shares, par value US$0.0001 per share, represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review in accordance with the procedures of the Commission. A registration statement on Form F-6 relating to the ADSs was separately filed with the Commission and declared effective by the Commission on November 10, 2022.

The Company completed the initial public offering of its Class A ordinary shares represented by ADSs in November 2022, and has not experienced any material adverse changes in its business, liquidity or financial condition since then. The Company’s initial F-1 registration statement became effective on November 10, 2022.

The Company undertakes to publicly file its F-1 registration statement and nonpublic draft submission such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date. The Company expects to launch the Proposed Offering soon after it hears from the staff of the Commission (the “Staff”), and would appreciate the Staff’s prompt feedback.

Financial Statements

The Draft Registration Statement includes the Company’s audited consolidated balance sheets as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income, changes in (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes, as well as its unaudited condensed consolidated balance sheets as of December 31, 2022 and March 31, 2023, condensed consolidated statements of comprehensive income and cash flows for the three months ended March 31, 2022 and 2023, and the related notes.

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If you have any questions regarding the Draft Registration Statement, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com), or Linda Gu of KPMG Huazhen LLP at +86 21-2212-2312 (linda.gu@kpmg.com). KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Li He
Li He

cc:	Mr. Shoudong Wang, Co-Chief Financial Officer, Atour Lifestyle Holdings Limited
Allen Wang, Partner, Latham & Watkins LLP
Linda Gu, Partner, KPMG Huazhen LLP